/9.

04030621

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dynasty Gold Corp.

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1756

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/14/04

82 - 1756.

RECEIVED
2004 JUN -9 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
12-31-03

DYNASTY GOLD CORP.

ANNUAL REPORT

For the year ending December 31, 2003

President's Report

It gives me great pleasure to present the audited financial statements and Annual Report to the shareholders of our Company for the year ended December 31, 2003.

This has been a challenging, productive, and rewarding year for us, culminating in the completion of the acquisition of the Xinjiang project in northwest China. Covering an area of approximately 2,500 km^2, the project lies within one of the world's most prolific mineralized belts, as evidenced by the giant mines in the neighboring Central Asian Republics.

To date, we have assembled all available data as provided to us by our Chinese partners, Xinjiang Non-Ferrous Metals Group, and have developed a comprehensive exploration program for the upcoming year.

We are extremely fortunate to have Mr. Brian McEwen, P.Geol., managing our exploration team. Mr. McEwen was appointed Vice-President of Exploration in February of this year and brings a vast depth of experience to our Company. With his guidance, and the pool of talent available through our Chinese partners, I am confident our efforts will prove fruitful.

Equally important to the development and success of our Company is the appointment of Mr. Andrew Zeng as Vice-President and General Manager of our operations in China. Andrew was most recently a Senior Associate with our Beijing-based law firm, Perkins & Coie, and has an extensive understanding of Chinese mining law, as well as international corporate financing.

The Company recently entered into a due diligence agreement on the Wildhorse Project located in Gansu Province, China. The area of interest, approximately 3,000 km^2, covers a vast known gold producing belt, and will be extensively investigated for possible acquisition over the coming months.

On April 20, 2004, Dynasty announced that it is entered into an agreement enabling it to acquire up to an 80% interest in the Red Valley Gold project located in Qinghai Province, China. The project covers an area of 1,000 km^2, once again within a known, prolific gold belt.

In a relatively short period of time, our Company has assembled one of the largest, most promising land exploration packages held by foreign concerns in all of China. With a first rate exploration team, experienced Chinese management and an enthusiastic investment climate, I look forward to an exceptionally successful year ahead.

On behalf of the management and the Board of Directors, I would like to extend my sincerest thanks to all of our shareholders.

"*Jonathan George*"

Jonathan George, President

April 20, 2004

82-1756

FORM 51-901F

QUARTERLY AND YEAR-END REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	DYNASTY GOLD CORP. (Formerly: C Squared Developments Inc.)
Issuer Address	#735 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8
Issuer Telephone Number	604-633-2100
Contact Person	Jonathan George
Contact Position	President
Contact Telephone Number	604-633-2100
Contact Email Address	N/A
Web Site Address	www.dynastygoldcorp.com
For Quarter Ended	December 31, 2003
Date of Report (yy/mm/dd)	04/04/15

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George"	04/04/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"Robert A. Watts"	04/04/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

DYNASTY GOLD CORP.

(FORMERLY: C SQUARED DEVELOPMENTS INC.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

(DECEMBER 31, 2002)

DYNASTY GOLD CORP.

(FORMERLY: C SQUARED DEVELOPMENTS INC.)

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

(DECEMBER 31, 2002)

CERTIFIED GENERAL ACCOUNTANTS

JONES
RICHARDS & COMPANY

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

AUDITORS' REPORT

To the Shareholders of
Dynasty Gold Corp.
(Formerly: C Squared Developments Inc.)

We have audited the consolidated balance sheets of Dynasty Gold Corp. (Formerly: C Squared Developments Inc.) as at December 31, 2003 and December 31, 2002, the consolidated statements of operations, the consolidated statements of deficit, and the consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Jones Richards & Company

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
April 15, 2004

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2003
(With comparative audited consolidated figures for December 31, 2002)

	2003	2002 (Note 17)
ASSETS		
Current Assets		
Cash	$ 47,922	$ 14,385
Cash in trust	95,639	31,922
Goods and services tax recoverable	25,702	30,775
Prepaid expenses	12,000	6,576
Deposit	1,722	1,722
Deferred share issue costs	22,626	-
	205,611	85,380
Property, Plant and Equipment (Notes 3 and 6)	13,588	17,458
Mineral Properties (Notes 3 and 7)	-	73,500
Reclamation Bonds	7,000	7,000
	$ 226,199	$ 183,338
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 259,662	$ 164,613
Corporate capital tax payable	56,858	53,014
Due to related party (Note 8)	23,430	50,108
Convertible loan payable (Note 9)	148,256	165,000
	488,206	432,735
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 10)	11,771,284	10,473,835
Share Subscription Advances	4,737	4,737
Contributed Surplus	54,343	-
Deficit	(12,092,371)	(10,727,969)
	(262,007)	(249,397)
	$ 226,199	$ 183,338

Approved on Behalf of the Board:

"Jonathan George"
Director

"Robert A. Watts"
Director

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
(With comparative audited consolidated figures for the year ended December 31, 2002)

	2003	2002 (Notes 17 and 19)
ADMINISTRATION COSTS:		
Accounting and audit	$ 15,563	$ 9,700
Amortization	3,870	4,200
Bank charges and interest	5,589	4,460
Consulting fees	104,000	60,800
Legal	163,017	85,306
Management fees	43,500	42,000
Office	24,351	24,413
Promotion and travel	99,026	44,760
Regulatory and transfer agent fees	37,087	15,775
Shareholder communications	21,412	7,464
TOTAL ADMINISTRATION COSTS	517,415	298,878
OTHER ITEMS:		
Interest and miscellaneous income	(1,681)	(391)
Gain on conversion of foreign currencies	(9,616)	-
Project investigation costs	551,999	62,081
Project management fees	142,812	20,000
Loss on write-off of mineral properties	73,500	-
Stock-based compensation	54,343	-
	811,357	81,690
NET LOSS FOR THE YEAR	$ 1,328,772	$ 380,568
Loss per share	$ (0.16)	$ (0.10)

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED STATEMENT OF DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2003
(With comparative audited consolidated figures for the year ended December 31, 2002)

	2003	2002 (Note 17)
BALANCE AT BEGINNING OF YEAR, previously stated	$ 10,674,955	$ 10,297,739
PRIOR PERIOD ADJUSTMENT (Note 17)	53,014	49,662
DEFICIT AT BEGINNING OF YEAR, restated	10,727,969	10,347,401
NET LOSS FOR THE YEAR	1,328,772	380,568
SHARE ISSUE COSTS	35,630	-
DEFICIT AT THE END OF YEAR	$ 12,092,371	$ 10,727,969

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(With comparative audited consolidated figures for the year ended December 31, 2002)

	2003	2002 (Note 17)
OPERATING ACTIVITIES:		
Net loss for the year	$ (1,328,772)	$ (380,568)
Adjustments:		
Amortization	3,870	4,200
Gain on conversion of foreign currencies	(9,616)	-
Loss on write-off of mineral properties	73,500	-
Stock-based compensation	54,343	-
	(1,206,675)	(376,368)
Changes in non-cash working capital items:		
Goods and services tax recoverable	5,073	(27,202)
Prepaid expenses	(5,424)	(6,576)
Accounts payable and accrued liabilities	95,049	44,825
Corporate capital tax payable	3,844	3,352
Due to related party	(26,678)	8,383
	(1,134,811)	(353,586)
FINANCING ACTIVITIES:		
Issue of share capital for cash	1,098,363	200,000
Issue of special warrants for cash	163,456	260,000
Share subscription advances	-	(10,000)
Deferred share issue costs	(22,626)	-
	1,239,193	450,000
INVESTING ACTIVITIES:		
Acquisition cost of property, plant and equipment	-	(4,742)
Acquisition cost of mineral properties	-	(49,500)
Convertible loan payable	(16,744)	-
	(16,744)	(54,242)
Gain on conversion of foreign currencies	9,616	-
INCREASE IN CASH	97,254	42,172
CASH AT BEGINNING OF YEAR	46,307	4,135
CASH AT END OF YEAR	$ 143,561	$ 46,307
Cash Consists of:		
Cash	$ 47,922	$ 14,385
Cash in trust	95,639	31,922
	$ 143,561	$ 46,307

Supplemental Cash Flow Information (Note 12)

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(DECEMBER 31, 2002)

1. NATURE OF BUSINESS AND OPERATIONS

Dynasty Gold Corp. (formerly: C Squared Developments Inc.) (the "Company") is primarily engaged in the acquisition, exploration and development of mining properties located in China.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital, a convertible loan payable and a loan from a related party. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from a related party, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficit and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
December 31, 2003	$ 12,092,371	$ (282,595)
December 31, 2002	$ 10,727,969	$ (347,355)

2. NAME CHANGE

Pursuant to a special resolution passed by the shareholders of the Company on April 22, 2003, the Company changed its name from C Squared Developments Inc. to Dynasty Gold Corp. effective May 14, 2003.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration projects, until such time as the projects are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties related to a project are abandoned, the related capitalized costs are written-off to deficit.

b. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and, accordingly, are recorded on a cash basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Values

The amounts shown for the mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

d. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method, at the following annual rates:

Office furniture and equipment	20%
Computer equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

e. Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

f. Stock-based Compensation

The Company has adopted an incentive stock option plan, which is described in Note 10.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to be applied prospectively.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

f. Stock-based Compensation (Cont'd)

Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair-value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing January 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

g. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Costs, at the period average in which the transaction occurred.

h. Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

4. FINANCIAL INSTRUMENTS

The Company's consolidated financial instruments consist of cash, cash in trust, accounts payable and accrued liabilities, due to related party and convertible loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these consolidated financial instruments. The fair values of these consolidated financial instruments approximate their carrying value, unless otherwise noted.

5. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the following wholly-owned inactive subsidiaries:

- Lucero Resource, Inc., incorporated in the State of Nevada on September 9, 1986;
- Lucero Chile S.A., incorporated in Chile on June 5, 1997;
- Lucero Developments (Barbados) Limited, incorporated in Barbados on June 5, 1997;
- Lucero Holdings (Barbados) Limited, incorporated in Barbados on June 24, 1997;
- Lucero Mexico, S.A. de C.V., incorporated in Mexico on December 6, 1996.

6. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Office furniture and equipment	$ 43,867	$ 32,924	$ 10,943	$ 13,683
Computer equipment	27,838	25,193	2,645	3,775
	$ 71,705	$ 58,117	$ 13,588	$ 17,458

7. MINERAL PROPERTIES

Otish Mountain Joint Venture

The Company acquired by staking a 100% interest in 450 mineral claims located in the Otish Mountain area in the Chibougamau Mining District of Quebec for consideration of:

- reimbursing staking costs totalling $49,500 (paid); and
- issuing 200,000 shares of the Company's capital stock (issued at a price of $0.12 per share).

By a Joint Venture Agreement dated February 1, 2002, the Company and Georgia Ventures Inc. of Vancouver, British Columbia formed the Otish Mountain Joint Venture ("OMJV"). Each party had a 50% interest in the OMJV.

The OMJV consisted of 900 mineral claims of which the Company's contribution was its 100% interest in the 450 mineral claims described above.

During the current year, the management of the Company resolved to abandon this project and accordingly, $73,500 has been written-off to deficit.

8. DUE TO RELATED PARTY

The amount due to the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

9. CONVERTIBLE LOAN PAYABLE

The convertible loan payable represents a promissory note convertible into common shares at the rate of one (1) share per $2 of principal outstanding anytime after December 16, 1999. The note is unsecured and does not bear interest. Subsequent to the year end, the Company paid $100,000 and issued 65,138 shares at a price of $0.81 per share to settle the convertible loan payable.

10. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, Beginning of Year	6,147,219	$ 10,473,835	2,447,219	$ 9,989,835
Issued During the Year for:				
Cash	4,254,738	1,098,363	1,000,000	200,000
Mineral properties	-	-	200,000	24,000
Special warrants	584,300	163,456	2,500,000	260,000
Finder's fees	89,075	35,630	-	-
Balance, End of Year	11,075,332	$ 11,771,284	6,147,219	$ 10,473,835

10. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
<u>During the Year Ended December 31, 2003</u>:

a. The Company issued 2,188,667 shares for the exercise of share purchase warrants as follows: 1,085,000 shares at a price of $0.10 per share for a total consideration of $108,500; 565,000 shares at a price of $0.12 per share for a total consideration of $67,800; 166,667 shares at a price of $0.15 per share for a total consideration of $25,000; 225,000 shares at a price of $0.25 per share for a total consideration of $56,250; 77,000 shares at a price of $0.40 per share for a total consideration of $30,800; and 70,000 shares at a price of US$0.35 per share for a total consideration of $31,888.

b. The Company completed a private placement financing consisting of 1,150,300 Special Warrants at a price of US$0.25 per Special Warrant for a net consideration of $361,556 (gross proceeds of US$287,575) after payment of share issue costs totalling $41,049. Each Special Warrant was convertible until July 8, 2003, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) share purchase warrant exercisable to acquire one (1) additional share at a price of US$0.35 per share on or before July 8, 2004, or at a price of US$0.45 per share on or before July 8, 2005. On July 8, 2003, 584,300 Special Warrants were exercised and converted into 584,300 units. The balance of proceeds totalling US$141,500 were returned to subscribers who did not exercise their Special Warrants.

c. The Company completed a private placement financing consisting of 566,071 units at a price of $0.35 per unit for a total consideration $198,125. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.40 per share on or before July 21, 2004, or at a price of $0.50 per share on or before July 21, 2005.

d. The Company completed a private placement financing consisting of 1,500,000 units at a price of $0.40 per unit for a net consideration $580,000 after payment of a finders' fee totalling $20,000. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.45 per share on or before October 8, 2004. In addition, the Company issued 89,075 shares at a price of $0.40 per share for the payment of a finance fee on this transaction.

10. SHARE CAPITAL (CONT'D)

During the Year Ended December 31, 2002:

a. The Company completed a private placement financing consisting of 2,000,000 Special Warrants at a price of $0.10 per Special Warrant for a total consideration of $200,000. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consisted of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.10 per share on or before March 11, 2003, or at a price of $0.12 per share on or before March 11, 2004.

b. The Company completed a private placement financing consisting of 500,000 Special Warrants at a price of $0.12 per Special Warrant for a total consideration of $60,000. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consisted of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.15 per share on or before March 13, 2004.

c. The Company issued 200,000 shares at a price of $0.12 per share for the acquisition of the Otish Mountain Joint Venture as described in Note 7.

d. The Company completed a private placement consisting of 1,000,000 units at a price of $0.20 per unit for a total consideration of $200,000. Each unit consisted of one (1) share and one (1) share purchase warrant. Each share purchase warrant was exercisable to acquire one (1) additional share at a price of $0.25 per share on or before October 30, 2004.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,456,443. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. A participant granted options under the Plan will become vested with the right to exercise one-fourth (1/4) of the option immediately, and one-fourth (1/4) of the option upon the conclusion of every six (6) months subsequent to the date of the grant of the option.

10. SHARE CAPITAL (CONT'D)

A summary of the status of the Company's stock option plan as of December 31, 2003 and 2002, and changes during the years then ended is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	400,000	$ 0.14	69,000	$ 2.00
Granted	1,000,000	0.45	400,000	0.14
Forfeited/cancelled	-	-	(69,000)	(2.00)
Options outstanding, end of year	1,400,000	$ 0.36	400,000	$ 0.14

At December 31, 2003 the Company had outstanding stock options to acquire 1,400,000 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
300,000	$ 0.10	January 8, 2007
100,000	$ 0.24	September 17, 2007
1,000,000	$ 0.45	September 11, 2008
1,400,000		

The following table summarizes information about the stock options outstanding and exercisable as at December 31, 2003:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	300,000	3.02	$ 0.10
0.24	100,000	3.72	0.24
0.45	1,000,000	4.70	0.45
	1,400,000	4.27	$ 0.36

10. SHARE CAPITAL (CONT'D)

Effective January 1, 2003 the Company adopted the fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. Accordingly, no compensation expense has been recognized in the consolidated statement of operations for stock options granted during the year ended December 31, 2002. Had the fair value method of accounting been applied on a retroactive basis, net loss and loss per share for the year ended December 31, 2002 would have been the amounts shown below.

Net loss for the year	$ 380,568
Unrecorded stock option compensation adjustment	24,929
Pro-forma net loss for the year	$ 405,497
Pro-forma loss per share	$ (0.10)

The fair values of options vested during the current year was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	29.25%
Risk-free interest rate	4.28%
Expected life	5 years
Expected dividend yield	0%

Warrants:

At December 31, 2003 the Company had outstanding share purchase warrants exercisable to acquire 3,961,704 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
350,000 (1)	$ 0.12	March 11, 2004
333,333 (2)	$ 0.15	March 13, 2004
775,000 (3)	$ 0.25	December 17, 2004
514,300 (4)	US$0.35 or	July 8, 2004
	US$0.45	July 8, 2005
489,071	$ 0.40 or	July 21, 2004
	$ 0.50	July 21, 2005
1,500,000 (5)	$ 0.45	October 8, 2004
3,961,704		

(1) 350,000 warrants subsequently exercised.
(2) 333,333 warrants subsequently exercised.
(3) 50,000 warrants subsequently exercised.
(4) 120,000 warrants subsequently exercised.
(5) 18,500 warrants subsequently exercised.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(DECEMBER 31, 2002)

11. RELATED PARTY TRANSACTIONS

a. Management fees totalling $43,500 (2002 - $42,000) were incurred with the President of the Company.

b. Geological consulting fees totalling $4,800 (2002 - $Nil) were incurred with a corporation controlled by a Director of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended December 31, 2003 as follows:

	2003	2002
Non-cash financing activities:		
Share capital issued for:		
Mineral properties	$ -	$ 24,000
Special warrants	163,456	260,000
Finders' fees	35,630	-
	$ 199,086	$ 284,000
Non-cash investing activities:		
Acquisition cost of mineral properties	$ -	$ (24,000)

13. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development. All reportable operations take place in Canada.

14. CORPORATE INCOME TAX

The Company has certain resource related deductions, net of amounts renounced through flow-through share agreements, and has other losses which are available to be offset against future taxable income in Canada. The benefits of these losses and deductions are not reflected in these consolidated financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

15. ADDITIONAL INFORMATION

a. By a Share Purchase Option Agreement dated October 16, 2002, the Company may have acquired a 100% interest in Terrawest Management Inc. of Vancouver, British Columbia, for the purpose of acquiring a 100% interest in two (2) Letter Agreements dated August 19, 2002 with regard to the formation of two (2) Sino-Foreign Cooperative Joint Venture Companies, which when formed would have completed formal Joint Venture Agreements with Terrawest Management Inc. for the development of two (2) separate mineral properties in the Qin Ling Mining District, People's Republic of China. Subsequent to the year end, the management of the Company has resolved to abandon this project.

b. The Company entered into a Share Purchase Agreement dated October 9, 2003 (subsequently amended on December 15, 2003) to acquire all of the shares of Terrawest Minerals Inc. ("Terrawest") a privately held British Columbia based corporation for consideration of $9,466,672 as follows:

- US$20,000 on execution of the Agreement;
- issuance of 7,000,000 shares of the Company's capital stock (issued at a price of $0.59 per share) on January 28, 2004;
- issuance of 5,000,000 shares of the Company's capital stock on or before January 28, 2005; and
- issuance of 4,000,000 shares of the Company's capital stock on or before January 28, 2006.

A finder's fee of 25,000 shares issued at a price of $0.59 per share was subsequently paid on this transaction.

Terrawest entered into a Sino-Foreign Joint Venture Contract (the "Sino Joint Venture") with Xinjiang Nonferrous Metals Industry (Group) Co. ("Xinjiang Nonferrous") of the People's Republic of China to earn a 70% interest in a Sino Joint Venture, established to explore, develop and mine an area encompassing 2,500 sq. km., as well as the right of first refusal to any and all additional exploration rights and permits held by Xinjiang Nonferrous.

The Company agrees to contribute a total of US$12,000,000 to the Sino Joint Venture over a thirty-six (36) month period commencing with the issue of a business license to the joint venture as follows:

- US$1,800,000 within three (3) months of the receipt of a business license by the joint venture; and
- US$10,200,000 within thirty (30) months of the receipt of a business license by the joint venture.

16. SUBSEQUENT EVENTS

a. The Company completed a private placement consisting of 1,785,714 units at a price of $0.56 per unit for a net consideration of $929,870 after payment of commission and administration fees totalling $70,130. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.90 per share on or before January 19, 2005. The Company issued 39,947 units for the payment of a commission on this transaction. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.90 per share on or before January 20, 2005. In addition, the Company issued 357,143 non-transferable agent's warrants. Each agent's warrant is exercisable to acquire one (1) share at a price of $0.62 on or before January 19, 2005.

b. The Company completed a financing consisting of 3,571,429 units at a price of $0.56 per unit for a net consideration $1,876,748 after payment of commission and administration fees totalling $123,252. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.90 per share on or before January 28, 2005. The Company issued 200,000 shares for the payment of a corporate finance fee and 114,769 units for the payment of a commission on this transaction. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.90 per share on or before January 28, 2005. In addition, the Company issued 714,286 non-transferable agent's warrants. Each agent's warrant is exercisable to acquire one (1) share at a price of $0.62 per share on or before January 28, 2005.

c. The Company entered into an agreement with Terrawest Mining Inc. wherein the Company has been granted the sole and exclusive right to conduct due diligence on the Gansu Property, located in Gansu Province, People's Republic of China.

d. The Company entered into an agreement with Terrawest Exploration Inc. wherein the Company has been granted the sole and exclusive right to conduct due diligence on the Red Valley Gold project located in Qinghai Province, People's Republic of China.

17. PRIOR PERIOD ADJUSTMENT

The comparative consolidated financial statements for the year ended December 31, 2002 have been corrected to reflect the corporate capital tax for the 1996 and 1997 fiscal years in the amount of $32,256 plus penalties and interest in the amount of $20,758. As a result, corporate capital tax payable increased by $53,014, bank charges and interest increased by $3,352, and deficit increased by $49,662. The comparative figures have been restated to reflect these changes.

18. COMMITMENTS

The Company's premises are sub-leased under an agreement expiring May 31, 2005. The total rental to that date is $29,929 plus its proportionate share of property taxes and operating costs.

Future minimum lease payments for the next two years are as follows:

2004	$ 21,126
2005	8,803
	$ 29,929

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's consolidated financial statement presentation

Schedule B: Supplementary Information

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 11 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer are $48,300 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING THE YEAR ENDED DECEMBER 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Jan. 16/03	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Jan. 28/03	Common Shares	Exercise of Warrants	400,000	$ 0.10	$ 40,000	Cash	Nil
Feb. 6/03	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Feb. 10/03	Common Shares	Exercise of Warrants	50,000	$ 0.15	$ 7,500	Cash	Nil
Feb. 24/03	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Mar. 4/03	Common Shares	Exercise of Warrants	315,000	$ 0.10	$ 31,500	Cash	Nil
Mar. 7/03	Common Shares	Exercise of Warrants	170,000	$ 0.10	$ 17,000	Cash	Nil
Mar. 10/03	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Apr. 24/03	Common Shares	Exercise of Warrants	6,000	$ 0.25	$ 1,500	Cash	Nil
Apr. 25/03	Common Shares	Exercise of Warrants	150,000	$ 0.12	$ 18,000	Cash	Nil
May 21/03	Common Shares	Exercise of Warrants	25,000	$ 0.25	$ 6,250	Cash	Nil
Jul. 7/03	Common Shares	Exercise of Special Warrants	584,300	US$0.25	$ 204,505	Cash	Nil
Jul. 23/03	Common Shares	Private Placement	566,071	$ 0.35	$ 198,125	Cash	Nil

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

A. SECURITIES ISSUED DURING THE YEAR ENDED DECEMBER 31, 2003 (CONT'D):

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Jul. 29/03	Common Shares	Exercise of Warrants	50,000	$ 0.25	$ 12,500	Cash	Nil
Aug. 29/03	Common Shares	Exercise of Warrants	25,000	$ 0.25	$ 6,250	Cash	Nil
Sep. 4/03	Common Shares	Exercise of Warrants	76,667	$ 0.15	$ 11,500	Cash	Nil
Sep. 15/03	Common Shares	Exercise of Warrants	25,000	$ 0.25	$ 6,250	Cash	Nil
Sep. 16/03	Common Shares	Exercise of Warrants	15,000	$ 0.12	$ 1,800	Cash	Nil
Sep. 19/03	Common Shares	Exercise of Warrants	10,000	$ 0.12	$ 1,200	Cash	Nil
Oct. 3/03	Common Shares	Exercise of Warrants	5,000	$ 0.12	$ 600	Cash	Nil
Oct. 8/03	Common Shares	Exercise of Warrants	20,000	$ 0.12	$ 2,400	Cash	Nil
Oct. 10/03	Common Shares	Exercise of Warrants	25,000	$ 0.12	$ 3,000	Cash	Nil
Oct. 15/03	Common Shares	Private Placement	1,500,000	$ 0.40	$600,000	Cash	$ 20,000
Oct. 28/03	Common Shares	Exercise of Warrants	19,000	$ 0.25	$ 4,750	Cash	Nil
Nov. 18/03	Common Shares	Finders' Fees	89,075	$ 0.40	$ 35,630	Shares	Nil
Nov. 19/03	Common Shares	Exercise of Warrants	25,000	$ 0.25	$ 6,250	Cash	Nil
Nov. 19/03	Common Shares	Exercise of Warrants	25,000	$ 0.12	$ 3,000	Cash	Nil
Dec. 1/03	Common Shares	Exercise of Warrants	315,000	$ 0.12	$ 37,800	Cash	Nil
Dec 3/03	Common Shares	Exercise of Warrants	40,000	$ 0.15	$ 6,000	Cash	Nil
Dec. 4/03	Common Shares	Exercise of Warrants	77,000	$ 0.40	$ 30,800	Cash	Nil
Dec. 4/03	Common Shares	Exercise of Warrants	40,000	US$0.35	$ 18,220	Cash	Nil
Dec. 5/03	Common Shares	Exercise of Warrants	30,000	US$0.35	$ 13,668	Cash	Nil
Dec. 19/03	Common Shares	Exercise of Warrants	50,000	$ 0.25	$ 12,500	Cash	Nil

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

B. OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2003:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Sep. 11/03	Jonathan George	300,000	$ 0.45	September 11, 2008
Sep. 11/03	R. Stuart Angus	175,000	$ 0.45	September 11, 2008
Sep. 11/03	Joyce Adam	250,000	$ 0.45	September 11, 2008
Sep. 11/03	Marilyn Wong	25,000	$ 0.45	September 11, 2008
Sep. 11/03	Robert Watts	25,000	$ 0.45	September 11, 2008
Sep. 11/03	Janron Consulting Inc.	200,000	$ 0.45	September 11, 2008
Sep. 11/03	Luca Riccio	25,000	$ 0.45	September 11, 2008

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2003:

Authorized share capital - 100,000,000 shares without par value.

A total of 11,075,332 shares have been issued for a total of $11,771,284.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	300,000	$ 0.10	January 8, 2007
Options	100,000	$ 0.24	September 17, 2007
Options	1,000,000	$ 0.45	September 11, 2008
Warrants	350,000	$ 0.12	March 11, 2004
Warrants	333,333	$ 0.15	March 13, 2004
Warrants	775,000	$ 0.25	December 17, 2004
Warrants	514,300	US$0.35 or	July 8, 2004
		US$0.45	July 8, 2005
Warrants	489,071	$0.40 or	July 21, 2004
		$0.50	July 21, 2005
Warrants	1,500,000	$0.45	October 8, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2003:

Common shares in escrow - NIL

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT APRIL 15, 2004:

Jonathan George	President/Director
Luca Riccio	Director
Robert A. Watts	Director
Wayne Koshman	Director
R. Stuart Angus	Secretary/Director
Brian McEwen	Vice-President of Exploration
Joyce Adam	Vice-President of Business Development
Marilyn Wong	Assistant Secretary

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

Description of Business

The Company is a junior resource company engaged in the acquisition, exploration and development of attractive mineral projects in China.

After conducting extensive due diligence on one project area in the Xinjiang Autonomous Region, China, the Company entered into a share purchase agreement with Terrawest Minerals Inc. which had entered into a Sino Joint Venture with the Chinese property owners of that project.

Projects

Xinjiang Autonomous Region

On July 31, 2003, the Company announced that it entered into an agreement with Terrawest Minerals Inc. ("Terrawest Minerals") wherein the Company was granted the sole and exclusive right to conduct due diligence on three exploration areas in the Xinjiang Autonomous Region, in the northwest section, People's Republic of China. Terrawest Minerals has entered into a Sino Foreign Co-operative Joint Venture with Xinjiang Nonferrous Metals Industry Group ("XNF") to earn up to a 70% interest in exploration areas covering approximately 2,500 km^2, as well as the right of first refusal to any and all additional exploration rights held by XNF. XNF is the largest mineral company in the Xinjiang Autonomous Region, with revenues of $300 million in 2002, assets of $500 million, having 35,000 people in its employ.

The project areas are located in the prolific Tian Shan and West Junggar mineral belts of Xinjiang which extend westward into the Central Asian Republics of Uzbekistan and Kyrgyzstan where giant ore bodies such as Muruntau (170 million oz Au), Kalmakyr (90 million oz Au), and Kumtor (18 million oz Au) are located.

In the Western Junggar area, more than 300 gold deposits and occurrences are recognized, with the most significant of these located along the northern side of the Dalabuite fault zone. Many of these historic and present day gold deposits are clustered in an 80 km long by 20 km wide corridor, forming a 1,600 km^2 exploration area covered under the Terrawest Minerals-XNF Sino Joint Venture agreement. Most occurrences in this area are structurally controlled, with individual quartz veins varying from 100 m to 380 m along strike and .5 m to 20 m in width.

Extensive exploration by XNF since 1981 has identified numerous promising lode gold, sediment hosted gold, and copper-porphyry targets within the project area.

The Company retained Norwest Corporation (www.norwestcorp.com) to provide an assessment of the mining areas, which are the subject of the Terrawest Minerals-XNF Sino Joint Venture. The Company had an exclusive option with Terrawest Minerals to conduct due diligence on the properties, and to enter into an agreement to acquire Terrawest Minerals' entire interest in the Sino Joint Venture.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

A site inspection and data review of three areas, Hatu, Hami and Baogutu, was conducted in June 2003 by Brian McEwen, P.Geol., who was Manager of Mineral Projects for Norwest Corporation at that time. The purpose of the visit was to conduct an appraisal of the mineralization and geological characteristics of existing operations and to estimate the reliability of information provided by XNF.

On August 27, 2003, the Company received an independent geological report on the three exploration areas comprising 2,500 km^2 located in the Xinjiang Autonomous Region of northwest China.

As a result of his inspection, Mr. McEwen wrote:

> "The Area of Interest is part of a mineral belt hosting significant gold deposits. There are several mining operations currently mining and recovering gold, presumably economically. Surface grab samples of different lithological units gathered by Norwest confirm the presence of gold and even of high grade gold. Information presented by XNF supports the geological models proposed for the areas."
>
> "Based on this and other information collected by Norwest, Norwest concludes that:

- Gold resources as reported by XNF are reasonable;
- Mineralization is open at depth, along strike and laterally to the existing resources;
- Structure controls the ore deposits, better delineation of structure will help target exploration;
- Geophysical anomalies may provide significant exploration targets;
- Opportunities exist to define larger mining operations based on lower cut off grades and bulk mining;
- The Area of Interest is worthy of further exploration for medium to large gold deposits; and
- The Area of Interest could host deposits of economic interest other than gold."

Further study of existing data, prior to exploration, was recommended. Considering the location, tectonic setting and historical production of the areas, Norwest believes the probability for success in delineating economic gold ore bodies is high.

Highlights of Norwest's data review include reserve and resource estimates of existing mining operations in the area, as provided by several sources including a resource of 43.5 tonnes (approximately 1.4 million ounces Au) at the Hatu Qi-2 deposit.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

Diamond drilling results were also provided by XNF for Qi-2 and include the following representative intercepts:

Drill Hole	*Interval (m)*	*Width (m)*	*Grade (g/t)*
ZK421	71.35-79.61	8.26	5.74
	113.43-127.36	13.93	1.38
	127.36-138.46	11.10	3.08
	142.50-149.61	7.11	3.46
ZK426	41.35-53.23	11.88	4.64
	53.23-61.76	8.53	1.19
	64.99-71.78	6.79	1.97
	79.43-92.19	12.76	1.35
	103.22-119.89	16.67	9.50
	129.84-137.62	7.78	3.64
	143.32-153.27	9.95	3.28

These results were supplied by XNF, and have not been verified by either Norwest or the Company.

Mr. McEwen further stated that:

> "The Qi-2 deposit is hosted within Carbonaceous, volcaniclastic sedimentary rocks within the footwall of a major regional fault. More than 44 gold bearing quartz veins have been defined in the area. At Qi-2 the gold grade is typically 3-5 g/t, with gold occurring more within the metasediments. This deposit may represent an attractive larger bulk tonnage mining scenario."

Mr. McEwen recommended an exploration budget for the Xinjiang project of CDN $1.5 million, which would include 10,000 metres of drilling.

As described above, Terrawest Minerals entered into a Sino Joint Venture contract with XNF to earn a 70% interest in the Sino Joint Venture, established to explore, develop and mine an area encompassing 2,500 sq. km., as well as the right of first refusal to any and all additional exploration rights and permits held by XNF.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

On October 14, 2003, the Company announced that it had entered into a share purchase agreement with Terrawest Minerals to acquire all of the issued and outstanding shares of Terrawest Minerals. The Company would effect this transaction by issuing 7,000,000 shares on closing of the transaction, 5,000,000 shares on the first anniversary of the closing, and a final 4,000,000 shares on the second anniversary of the closing date. The shares would be held in escrow and released in accordance with TSX Venture Exchange (the "Exchange") policy which provides that the shares be released over a six year term. The Company may elect to terminate the agreement at any time after contributing US $3 million to the Sino Joint Venture, if it has not received a geological report prepared in accordance with NI 43-101 that, in the Company's opinion, warrants further expenditures required to be made on the project. If the Company terminates the agreement, all escrow shares will be cancelled.

The Company also agreed to contribute US $12 million to the Sino Joint Venture over a three-year period, which funds are to be used for exploration and development of the project area. The agreement was made at arm's length, and was subject to the acceptance of the Exchange and to the grant by Chinese authorities of a business license to the Sino Joint Venture, which was issued subsequent to year end. A finder's fee was paid with respect to the acquisition.

The Company completed the acquisition of Terrawest Minerals early in 2004, subsequent to year end. Through this acquisition, the Company is in partnership with Xinjiang Non-Ferrous Metals Corporation to explore an area of 2,500 km^2 in Xinjiang Autonomous Region. The business license formalizing the "Terraxin" Sino-Cooperative Foreign Joint Venture was issued in March, 2004 (see "Subsequent Events"). Exploration, with an initial budget of US $1.8 million, is scheduled to commence in April 2004.

Other Projects

Wildhorse Gold Project, China

On March 24, 2004, the Company entered into an agreement enabling it to acquire up to an 80% interest in the Wildhorse Gold Project located in Gansu Province, People's Republic of China.

The Wildhorse Gold Project covers four major mineralized belts within a 3,000 km^2 area of mutual interest. At the recent Prospectors and Developers Association of Canada Convention (PDAC) held March 9th in Toronto, a Sino Foreign Cooperative Joint Venture (SJV) was formally signed between Terrawest Mining Inc. (TWM) and the No. 2 Institute of Geological and Mineral Resource Survey and Development Bureau of Gansu Province, People's Republic of China. Dynasty has been granted the sole and exclusive right to conduct due diligence on the Wildhorse Project. If merited, Dynasty will purchase 100% of TWM and assume all rights and obligations under the SJV through a share purchase agreement. The Company has initiated a technical report under the guidelines of National Instrument 43-101.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

The prospect area is a known gold producer located in the northwest of the province along the Qinghai border, approximately 750 km from the provincial capital of Lanzhou. The gold typically occurs within discrete strata or quartz veins in Ordovician-aged volcanics and sediments that have been intruded by Silurian-aged granitic rocks emplaced along a deep-seated fault that bisects the project area. Gold has also been identified within many of the other lithological units in the prospect area.

The area of mutual interest was the subject of a National Land and Resource Investigation Project conducted during the 1990s. In addition to remote sensing, the project involved geological, geochemical and geophysical surveys and resulted in the discovery of several gold and other mineral occurrences. Several ring structures typically associated with large gold deposits have been identified in the prospect area.

Initial exploration activities on the Wildhorse Project will include: (1) stream sediment sampling over an area of approximately 1,500 km^2, (2) geological mapping of approximately 50 km^2 at a scale of 1:10,000, (3) trenching (approximately 30 km), (4) aditting approximately (500 m), and (5) drill testing of promising targets.

Jonathan George, President, stated: "With the proposed addition of the Wildhorse Project, Dynasty Gold would have exclusive exploration rights to over 5,500 km^2 in two of the most prospective mineralized belts in China, giving the Company exposure to one of the largest exploration packages held by a foreign entity."

Red Valley Gold Project, China

On April 20, 2004, the Company announced that it entered into an agreement enabling it to acquire up to an 80% interest in the Red Valley Gold project in Qinghai Province, People's Republic of China. The project covers approximately 1,000 km^2 and lies 380 km northwest of Xining, the capital of Qinghai.

At the Prospectors and Developers Association of Canada (PDAC) convention on March 9, 2004 in Toronto, a Sino Foreign Cooperative Joint Venture (SJV) was formally signed between Terrawest Exploration Inc. (TWE) and the Qinghai Geological Survey Institute of China (QGS). Dynasty has been granted the sole and exclusive right by TWE to conduct due diligence on the Red Valley project. If merited, Dynasty will assume all rights and obligations under the SJV through a share purchase agreement. Dynasty has initiated the compilation of a Technical Report under the guidelines of National Instrument 43-101.

The Red Valley site is a known gold producer within the Hongchaun mining area and is part of the Tuolai Mountain multi-syncline northern Qilian fold province, with rocks ranging from Cambrian to Permian in age. The gold is structurally controlled, and is often associated with areas of intense alteration. Gold occurs within Ordivician volcanic rocks, as well as in Cambrian-aged metamorphic schists and marbles and Permian sediments.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

Stream sediment sampling by the Chinese identified 26 Au-As-Sb anomalies. Of these, two deposits were identified by follow-up trenching and aditting, and are currently being mined. QGS conducted limited follow-up work, which included the following:

- 1:50,000 geochemical sampling and geological mapping over most of the area
- completion of a single drill hole containing 5 g/t Au over 5 m
- approximately 6 km of trenching, which showed several intersections grading 5 to 10 g/t Au over 20 to 30 m
- magnetic and resistivity surveys that identified a zone of alteration from 50 to 500 m in width, 10 km in length, striking NW-SE, characterized by sericite, strong silicification, carbonization, breccias and mylonite
- mining of eight delineated orebodies averaging 2.5 to 6.0 m thick and grading 2 to 9 g/t Au.

Dynasty's due diligence on the Red Valley prospect will entail investigation of the zone of alteration with the objective of estimating the resource potential as a district-size deposit that may be amenable to large-scale open-pit mining. Investigation of the Red Valley prospect will include the following:

- completion of the SJV and obtaining the business licence
- expansion of the current exploration permits to a larger area
- compilation of remaining information on the area of interest
- completion of a NI 43-101 Technical Report
- definition of an exploration program and budget
- implementation of an exploration program under the terms of the SJV.

The due diligence work will be directed by Dynasty's qualified person Brian McEwen, PGeol., Vice President of Exploration.

Jonathan George, President of Dynasty, stated: "Along with our interests in the Xinjiang Autonomous Region and Gansu Province, the Red Valley acquisition consolidates Dynasty's position as one of the leading foreign prospectors of mineral properties in China."

Qin Ling Gold Mine

The Company has elected not to proceed with further negotiations relating to the potential acquisition of the Qin Ling Gold Mine.

Otish Mountain Property, Quebec

The Company elected in 2004 not to renew its licences in the Otish Mountain area, and has written-off $73,500 in accumulated expenditures.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

Operations and Financial Condition

The most significant administrative expenses during the period consisted of project management and investigation costs totalling $694,811 (2003 - $82,081), consulting fees of $104,000 (2003 – $60,800), legal fees of $163,017 (2003 - $85,306) and promotional fees of $99,026 (2003 - $44,760). Project management fees related to the Company's Xinjiang Property (see "Projects") and investigation costs included property reviews and related due diligence relating to potential acquisitions of properties in China. Consulting fees were comprised of corporate services and corporate communication fees. Legal fees included services rendered with respect to the Company's short form offering, brokered private placement and dealings relating to the acquisition of the Xinjiang Property.

The net loss for the period was $1,328,772 compared to the previous year's loss for the same period of $380,568.

Current liabilities totalling $488,206 include a convertible loan payable of $148,256, which is convertible into common shares at the rate of one share per $2.00 of principal outstanding at any time after December 16, 1999. The obligation under the convertible loan was subsequently fulfilled (see "Litigation" and "Subsequent Events"). Current liabilities also include a claim under the Corporation Capital Tax Act for $56,858 (see "Claim Under Corporation Capital Tax Act").

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

The Company relies on both private and public issuances of securities to provide funds for ongoing operations, as none of the projects presently provide cash flow. The ability to secure funds is directly related to market conditions and no guarantee of future financings is possible.

Financing Activities

On July 8, 2003, the Company completed the exercise of special warrants issued under its private placement of special warrants at a price of US$0.25 each, as announced on May 8, 2003. The Company had issued 1,150,300 special warrants upon closing of the private placement on May 7, 2003. Total proceeds of US$287,575 were paid into escrow pursuant to the terms of a Special Warrant Indenture made between the Company and Pacific Corporate Trust. On July 8, 2003, subscribers exercised a total of 584,300 special warrants, resulting in the issuance of 584,300 shares and 584,300 share purchase warrants exercisable at a price of US$0.35 in the first year and at a price of US$0.45 in the second year. The balance of proceeds held in escrow was returned to subscribers who did not exercise their special warrants. No commission or finder's fee was paid in connection with the private placement.

On July 21, 2003, the Company completed its private placement of units at $0.35 per unit as announced on May 12, 2003. A total of 566,071 units were issued for total proceeds of $198,125. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for a further share of the Company at a price of $0.40 per share up to and including July 21, 2004, and thereafter at a price of $0.50 per share up to and including July 21, 2005.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

On August 28, 2003, the Company announced a non-brokered private placement of up to 1,000,000 units at a price of $0.40 per unit, for gross proceeds of up to $400,000. The amount of the private placement was subsequently increased to 1,500,000 units for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.45 for a term of one year. This private placement was completed subsequent to the period. Finders' fees paid in connection with this private placement included 89,075 shares issued to Canaccord Capital Corporation.

On October 14, 2003, the Company announced that it had engaged Canaccord Capital Corporation ("Canaccord") to act as its agent to facilitate financing for the Company for gross proceeds of $3,000,000. $2,000,000 would be raised by short form offering document (the "Offering Document") through the facilities of the Exchange. The Offering Document allowed up to 3,571,429 units to be purchased at a price of $0.56 per share. Each unit consists of one common share ("Share") and one share purchase warrant, exercisable into one further Share of the Company at a price of $0.90 for a term of one year from closing. In connection with the offering, the Company agreed to pay Canaccord a fee of 9% of the gross proceeds raised along with a non-transferable share purchase warrant entitling Canaccord to purchase such number of the Company's Shares equal to 20% of the number of Shares sold pursuant to the offering, exercisable for a period of one year from the offering day at a price of $0.62 per share. Canaccord would also be paid a cash administration fee and a corporate finance fee in shares. The Company also engaged Canaccord for a brokered private placement of a further 1,785,714 units to raise gross proceeds of $1,000,000 at the same price and on the same terms as to the units and commission and agent's warrants as the Short Form Offering Document. The Offering Document and private placement were accepted by the Exchange on December 11, 2003, and closed in January, 2004 (see "Subsequent Events").

Appointment of Officer

On September 11, 2003, the Company announced the appointment of Ms. Joyce Adam as Vice-President of Business Development. Ms. Adam has over 20 years experience in the financial services industry.

Name Change

Effective May 14, 2003, the Company's name was changed to "Dynasty Gold Corp.", trading under the symbol 'DYG". The Company received shareholder approval to the change of name at its Annual and Extraordinary General Meeting held on April 22, 2003. At that meeting the Company also received the approval of disinterested shareholders of an amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 400,000 shares to 1,456,443 shares. The amended Plan was accepted by the Exchange on September 3, 2003.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

Litigation

On October 28, 2003 Stikeman Elliott LLP (the "Plaintiff") filed a Writ and Statement of Claim in the Supreme Court of British Columbia, which was served on the Company. The Writ and Statement of Claim relate to a promissory note (the "Promissory Note") dated November 5, 1999, made by the Company in favour of SOL Resources Incorporated in the principal amount of US$114,351.60. In July 2003 a receiver was appointed in respect of the Promissory Note. The Plaintiff subsequently purchased all right, title and interest in the Promissory Note (see "Subsequent Events").

Claim Under Corporation Capital Tax Act

On July 29, 2003 a Certificate was filed with the Supreme Court of British Columbia by the Designated Administrator appointed to administer the British Columbia Corporation Capital Tax Act. The Certificate, which is of the same force and effect as a Judgement of the Supreme Court, alleges that the Company is in default of payment of taxes totalling $54,736.38.

A Crown Charge, filed July 25, 2003 pursuant to the Corporation Capital Tax Act, was registered with the Personal Property Registry on July 25, 2003. As at December 3, 2003, the amount claimed in respect of the unpaid Corporation Capital Tax was $56,858, including accrued interest.

Subsequent Events

On January 19, 2004, the Company completed its private placement brokered by Canaccord Capital Corporation for gross proceeds of $1,000,000. A total of 1,785,714 units were issued on the terms described above. In addition, the Company issued 39,947 units for payment of a commission as well as 357,143 non-transferable agent's warrants.

On January 28, 2004, the Company completed its short form offering for gross proceeds of $2,000,000. A total of 3,571,429 units were issued (see "Financing Activities"). Additionally, the Company issued 200,000 shares for a corporate finance fee, 114,769 units for payment of a commission, and 714,286 non-transferable agent's warrants.

On February 5, 2004, the Company announced the appointment of Mr. Brian McEwen, PGeol., to the position of Vice President of Exploration. Mr. McEwen has more than 20 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world, and recently was manager of mineral projects for Norwest Corporation. Prior to that, Mr. McEwen consulted for MRDI as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco).

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
DECEMBER 31, 2003

On March 4, 2004, a business licence was issued for the establishment of a Sino Foreign Cooperative Joint Venture with respect to the Sino Joint Venture contract between Terrawest Minerals and XNF (see "Projects").

On March 22, 2004, the Company and the Stikeman Elliott entered into a Settlement Agreement and Mutual Release dated February 25, 2004 under which the Company paid to Stikeman Elliott the sum of CDN $100,000 and issued 65,138 common shares to Stikeman Elliott in satisfaction of their claim against the Company with respect to a promissory note (see "Litigation").

On March 24, 2004, the Company announced that it had entered into an agreement enabling it to acquire up to an 80% interest in the Wildhorse Gold Project located in Gansu Province, People's Republic of China (see "Other Projects").

On March 30, 2004, the Company announced the appointment of Mr. Wayne Koshman to the Board of Directors of the Company. Mr. Koshman is the CEO and director of Terrawest Resource Holdings Inc., a Canadian corporation actively engaged in the acquisition of gold projects in the People's Republic of China.

On April 8, 2004, the Company announced that it has elected to allow its Otish Mountain mineral claims to lapse. Additionally, the Company announced that it would not be pursuing the acquisition of the Qin Ling Gold Mine, Henan Province, People's Republic of China.

On April 20, 2004, the Company announced that it had entered into an agreement enabling it to acquire up to an 80% interest in the Red Valley Gold Property, located in Qinghai Province, People's Republic of China (see "Other Projects").

Liquidity

Working capital deficit as at December 31, 2003 was $282,595 and the consolidated loss to December 31, 2003, was $12,092,371.

82-1756

DYNASTY GOLD CORP.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and extraordinary general meeting of the shareholders ("Registered Shareholders") of ***Dynasty Gold Corp***. (the "Company") will be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia on Thursday, May 20, 2004 at 11:00 a.m. At the meeting, the shareholders will consider resolutions to:

1. elect directors for the ensuing year;
2. appoint Jones Richards & Company, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditors;
3. approve by ordinary resolution of disinterested shareholders the amendment of the Company's existing Stock Option Plan to increase the number of shares reserved for issuance from 1,456,433 shares to 4,949,832 shares, as set out in the section of the information circular headed "Proposed Amendment to Stock Option Plan";
4. approve the acquisition by the Company of the Gansu Property in the People's Republic of China;
5. approve the acquisition by the Company of the Qinghai Property in the People's Republic of China; and
6. transact such other business as may properly be put before the meeting.

Accompanying this Notice of Meeting is an Information Circular and Instrument of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof. Only shareholders of record at the close of business on April 15, 2004 will be entitled to vote at the meeting.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

Dated at Vancouver, British Columbia the 20th day of April, 2004.

ON BEHALF OF THE BOARD

(signed) *"Jonathan W. George"*

Jonathan W. George,
President

DYNASTY GOLD CORP.

(the "Company")

INFORMATION CIRCULAR

(for the Annual and Extraordinary General Meeting to be held on Thursday, May 20, 2004)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders ("Registered Shareholders") of the Company to be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia, on the 20th day of May, 2004, at the hour of 11:00 o'clock in the forenoon.

The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the Registered Shareholder's proxyholder. The person(s) whose name(s) are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

When so authorized by the Registered Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to**

revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Registered Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, will be mailed at a later date to the shareholders of record of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS

The Company is authorized to issue 100,000,000 shares without par value.

As at the date hereof, 24,749,162 common shares are issued and outstanding.

The quorum for a meeting of Registered Shareholders is: 1,237,458 common shares.

All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at April 15, 2004, are entitled to attend and vote at the Meeting. Shareholders who **wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.**

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following parties beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
Brilliance Holdings Inc.(1)	3,500,000	14%
Koshman International Holdings Ltd.(1)(2)	3,500,000	14%

(1) A privately owned corporation
(2) Controlled by a director of the Company

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[1]
Jonathan George West Vancouver, B.C. ***President and Director***	Self-employed Consulting Geologist, December, 1983 to present.	May 27, 1996	598,966 common shares, 400,000 options, 760,517 warrants
Luca M. Riccio North Vancouver, B.C. ***Director***	Consulting Geologist, Riccio Geoconsulting Ltd. since August, 1993.	December 1, 1987	11,000 common shares, 100,000 options
R. Stuart Angus Vancouver, B.C. ***Secretary and Director***	Managing Director, Mergers & Acquisitions, Endeavour Financial since November 1, 2003; Barrister & Solicitor with Fasken Martineau from February 2001 to November 2003; previously a partner with Stikeman Elliott, March 1996 to January 2001.	October 25, 1999	513,993 common shares, 275,000 options, 28,571 warrants
Robert A. Watts Victoria, B.C. ***Director***	Financial Consultant to the mining industry.	October 25, 1999	750 common shares, 100,000 options
Wayne Koshman Vancouver, B.C. ***Director***	CEO and director of Terrawest Resource Holdings Inc.	January 28, 2004	3,500,000 common shares[2] , 150,000 options

(1) The information as to securities beneficially owned has been provided by the directors themselves.
(2) These shares are held in escrow, and are registered to Koshman International Holdings Ltd., a private corporation controlled by Mr. Koshman.

Advance notice of the Meeting was published in *The Province* newspaper on March 24, 2004 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the shareholders of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There is presently one Executive Officer of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Executive Officer:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen -sation ($)
Jonathan George, President	2003	Nil	Nil	43,500(1)	300,000	Nil	Nil	Nil
	2002	Nil	Nil	42,000(1)	100,000	Nil	Nil	Nil
	2001	Nil	Nil	42,000(1)	Nil	Nil	Nil	Nil

(1) Paid/accrued to Jonathan George for management fees.

Options and Stock Appreciation Rights (SARs)

The Company has a formal plan under which stock options are granted (the "Plan") which was approved by the shareholders of the Company at its annual general meeting held on March 31, 1999. The Plan was subsequently amended and the amendment was approved by disinterested shareholders of the Company at an extraordinary general meeting held on February 13, 2001. The Plan was further amended and the Company received the approval of disinterested shareholders at its annual and extraordinary general meeting held on April 22, 2003.

The Plan has been established to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, employees and consultants, to award directors, employees and consultants for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term incentives.

The Plan authorizes the board of directors to grant options to purchase common shares of the Company provided that, when exercised, such options will not exceed 1,456,443 common shares in the capital of the Company. The term of any options granted under the Plan will be fixed by the board of directors at the time any options are granted, provided that options will not be permitted to exceed a term of five years. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX Venture Exchange (the "Exchange"). Shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company or its affiliates regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

All options granted pursuant to the Plan will be subject to vesting provisions determined by the board of directors in accordance with the requirements of the Exchange.

The following table sets forth stock options granted to the Executive Officer during the most recently completed financial year:

Option/SAR grants during the most recently completed financial year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARS Granted to Employees	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Jonathan George	300,000	Nil	$0.45	$0.45	September 11, 2008

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by the Executive Officer and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at December 31, 2003		Value of Unexercised in-the-Money Options/SARs at December 31, 2003(2)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jonathan George, President	N/A	N/A	400,000	Nil	$235,000	Nil

(1) Calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

(2) Value using the market value of the securities on December 31, 2003, less the exercise price per share.

Option and SAR Repricings

No options or SARs held by any Executive Officer have been repriced downward during the most recently completed financial year of the Company.

Directors

Other than the above, there was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company has granted the following incentive stock options to directors, officers, and consultants of the Company during the Company's most recently completed financial year:

Number Granted (1)	Exercise Price per Share	Date of Grant	Expiry Date
1,000,000	$0.45	September 11, 2003	September 11, 2008

(1) Includes the number granted to the Executive Officer previously disclosed.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed below, none of the persons who were directors or officers of the Company at any time during the Company's last completed financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

(1) The following insiders of the Company purchased units of the Company at a price of $0.35 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable into an additional share of the Company at a price of $0.40 per share up to and including July 21, 2004, and thereafter at a price of $0.50 per share up to and including July 21, 2005.

Name of Insider	Position Held	Amount Purchased	Total Purchase Price
Jonathan George	President and Director	118,000	$41,300
R. Stuart Angus	Director and Secretary	28,571	$10,000

(2) The following insiders of the Company purchased units of the Company at a price of $0.40 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable into an additional share of the Company at a price of $0.45 up to and including October 8, 2004.

Name of Insider	Position Held	Amount Purchased	Total Purchase Price
Jonathan George	President and Director	36,750	$14,700

(3) The following insiders of the Company purchased units of the Company at a price of $0.56 per unit under a short form offering document dated November 20, 2003. Each unit is comprised of one common share and one transferable share purchase warrant. Each share purchase warrant is exercisable into an additional share of the Company at a price of $0.90, up to and including January 28, 2005.

Name of Insider	Position Held	Amount Purchased	Total Purchase Price
Jonathan George	President and Director	70,000	$39,200
Luca Riccio	Director	10,000	$5,600

(4) The Company entered into a share purchase agreement (the "Agreement") dated December 15, 2003 with Terrawest Minerals Inc. ("Terrawest"), Brilliance Holdings Inc. ("Brilliance"), and Koshman International Holdings Ltd. ("Koshman"), (collectively, the "Vendors"), to acquire all of the issued and outstanding shares of Terrawest. Brilliance is a company controlled by Tou Yeung, an insider of the Company, and Koshman is a company controlled by Wayne Koshman, a director of the Company.

Terrawest has entered into a Sino foreign co-operative joint venture contract dated December 12, 2003 with Xinjiang Yunlong Mining Industry (Group) Co., Ltd. under which Terrawest can earn a 70% interest in a joint venture for the exploration and development of the Tuoli Town Hatu, Baogutu and Hami City Jinwozi gold deposits located in the People's Republic of China.

Consideration for the acquisition of Terrawest consists of a US$20,000 cash payment and issuance of 7,000,000 shares of the Company on closing, an additional 5,000,000 shares on the first anniversary of the closing, and a final 4,000,000 shares on the second anniversary of the closing. The 7,000,000 shares issued on closing, comprised of 3,500,000 shares to Brilliance and 3,500,000 shares to Koshman, have been placed in escrow pursuant to a Tier 2 Value Escrow Agreement. The remaining 9,000,000 shares will also be placed in escrow and the escrow period will be determined by the Exchange at the time of issuance. The Company may elect to terminate the Agreement at any time after each of the first and second years and after contributing US$3 million to the joint venture if it has not received a geological report prepared in accordance with National Instrument 43-101 that warrants further expenditures on the properties. On termination of the Agreement by the Company, all shares of the Company held in escrow will be cancelled.

The Company has also agreed to contribute US$12 million to the joint venture over a three-year period after the issuance of a business license to the joint venture (US$500,000 within three months, an additional US$700,000 within six months, an additional US$800,000 within nine months, and an additional US$1,000,000 within 12 months). The business licence was issued on March 4, 2004.

Pursuant to the Agreement, if the Company or Terrawest transfers any interest in the joint venture to any person other than an affiliate for consideration of US$2,000,000 or more, the Company will issue to the Vendors an additional 1,000,000 common shares of the Company. The issuance of such shares will be subject to further Exchange review and acceptance.

The acquisition may result in a change of control of the Company and a majority of the holders of common shares of the Company have consented to the acquisition and resulting change of control.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

In regard to the proposed acquisition by the Company of two mining properties in China, as described in this Information Circular, each Terrawest Mining Inc. and Terrawest Exploration Inc. is owned by Terrawest Resource Holdings Inc. which is controlled by each of Brilliance Holdings Inc. and Koshman International Holdings Ltd. on an equal basis. Brilliance Holdings Inc. is controlled by an insider of the Company and Koshman Holdings Ltd. is controlled by Wayne Koshman, a director of the Company.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Jones, Richards and Company, Certified General Accountants, for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Jones, Richards and Company, Certified General Accountants, as auditors of the Company, to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Audit Committee

In accordance with the *Business Corporations Act* (British Columbia), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office
Jonathan George	Director and President
Luca Riccio	Director
Robert A. Watts	Director

PROPOSED AMENDMENT TO STOCK OPTION PLAN

The Company's incentive stock option plan (the "Plan") was approved by the shareholders of the Company at its annual general meeting held on March 31, 1999 and amended at an extraordinary general meeting held on February 13, 2001. The Plan was further amended at the Company's annual and extraordinary general meeting held on April 22, 2003, and was approved by disinterested shareholders. In accordance with the terms of the amended Plan, the aggregate number of shares issuable under the Plan was fixed at 1,456,443 common shares, representing approximately 20% of the Company's then issued and outstanding shares.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain, motivate and reward qualified directors, employees and consultants. There are currently options to purchase 1,400,000 common shares issued and outstanding under the Plan. Since the implementation of the Plan, no stock options have been exercised.

In order to permit the Company to continue to offer incentive options to eligible participants under the Plan, it is necessary to increase the number of options issuable pursuant to the Plan. The Board has determined that it is appropriate to approve an amendment to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 1,456,443 shares to 4,949,832 shares, which will represent approximately 20% of the Company's currently issued and outstanding shares. At the Meeting, disinterested shareholders will be asked to pass an ordinary resolution approving the amendment to the Plan to effect this increase. The Company's directors and officers and their associates will abstain from voting on the resolution. The Plan amendment will also be subject to acceptance for filing by the Exchange.

The Plan, including the proposed amendment, is available for review until the day preceding the Meeting by any shareholder at the Company's registered and records office, 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

********NOTE: As the number of options available under the Plan will be approximately 20% of the issued and outstanding share capital, disinterested shareholder approval to the amendment to the Plan will be required. The***

persons who may not vote on the amendment to the Plan are insiders to whom options may be issued to under the Plan and associates of those persons.

ACQUISITION OF GANSU PROPERTY

The Company has entered into a letter agreement (the "Gansu Letter Agreement") dated March 17, 2004 with Terrawest Resource Holdings Inc. ("TRHI") and its subsidiary Terrawest Mining Inc. ("TWM") with respect to the acquisition by the Company of a mining property in the Gansu region of the People's Republic of China (the "Gansu Property"). TWM has entered into a Sino Joint Venture Contract ("SJV") dated February 10, 2004 with The No. 2 Institute of Geological and Mineral Resource Survey and Development Bureau ("IGMR") of Gansu Province, People's Republic of China, to earn a 70% interest in the SJV. The SJV encompasses a mutual interest area of approximately 3,000 square kilometers (the "Gansu Property") in Gansu Province, along with a right of first refusal on any future exploration and development with IGMR.

Pursuant to the Gansu Letter Agreement, the Company has been granted the sole and exclusive right to conduct due diligence on the Gansu Property in order to determine whether to make an offer to acquire the Gansu Property by way of the acquisition of 100% of the shares of TWM.

Shareholder Approval of Acquisition of the Gansu Property

Under the policies of the Exchange, the Company may be required to obtain majority shareholder approval of the acquisition of the Gansu Property as a condition of receiving the Exchange's approval of such acquisition. Accordingly, at the Meeting, shareholders will be asked to approve the following resolution:

> "RESOLVED, AS AN ORDINARY RESOLUTION, that, subject to the approval of the TSX Venture Exchange, and in accordance with the policies of the TSX Venture Exchange, the Gansu Letter Agreement is hereby ratified and confirmed and management of the Company is hereby authorized to enter into a purchase agreement with respect to the acquisition of the Gansu Property, substantially on the terms set forth in the Gansu Letter Agreement and in such form as the directors of the Company may determine, and to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the transactions contemplated by the Gansu Letter Agreement without the necessity of further shareholder approval."

ACQUISITION OF QINGHAI PROPERTY

The Company has entered into a letter agreement (the "Qinghai Letter Agreement") dated March 17, 2004 with TRHI and its subsidiary Terrawest Exploration Inc. ("TWE") with respect to the acquisition by the Company of a mining property in the Qinghai region of the People's Republic of China (the "Qinghai Property"). TWE has entered into a Sino Joint Venture Contract ("SJV") dated March 9, 2004 with the Qinghai Geological Survey Institute of Qinghai Province, People's Republic of China, to earn up to an 80% interest in the SJV. The SJV encompasses a mutual interest area of approximately 1,000 square kilometers in Qinghai Province.

Pursuant to the Qinghai Letter Agreement, the Company has been granted the sole and exclusive right to conduct due diligence on the Qinghai Property in order to determine whether to make an offer to acquire the Qinghai Property by way of acquisition of 100% of the shares of TWE.

Shareholder Approval of Acquisition of the Qinghai Property

Under the policies of the Exchange, the Company may be required to obtain majority shareholder approval of the acquisition of the Qinghai Property as a condition of receiving the Exchange's approval of such acquisition. Accordingly, at the Meeting, shareholders will be asked to approve the following resolution:

> "RESOLVED, AS AN ORDINARY RESOLUTION, that, subject to the approval of the TSX Venture Exchange, and in accordance with the policies of the TSX Venture Exchange, the Qinghai Letter Agreement is hereby ratified and confirmed and management of the Company is hereby authorized to enter into a purchase agreement with respect to the acquisition of the Qinghai Property, substantially on the terms

set forth in the Qinghai Letter Agreement and in such form as the directors of the Company may determine, and to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the transactions contemplated by the Qinghai Letter Agreement without the necessity of further shareholder approval."

OTHER MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the 20th day of April, 2004.

"Jonathan George"

Jonathan George
President

"Marilyn Wong"

Marilyn Wong
Assistant Secretary

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

DYNASTY GOLD CORP.
(the "Company")

TO BE HELD AT 2ND FLOOR, 888 DUNSMUIR STREET, VANCOUVER, B.C.

ON THURSDAY, MAY 20, 2004, AT 11:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Jonathan George, President of the Company, or failing this person, R. Stuart Angus, a Director of the Company, or in the place of the foregoing, ______________________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Jonathan W. George		N/A	
2. To elect as Director, Luca M. Riccio		N/A	
3. To elect as Director, R. Stuart Angus		N/A	
4. To elect as Director, Robert A. Watts		N/A	
5. To elect as Director, Wayne M. Koshman		N/A	
6. To appoint of Jone Richards & Co. as auditors of the Company		N/A	
7. To authorize the Directors to fix the Auditors' remuneration			N/A
8. To increase the number of shares reserved for issuance under the Company's Stock Option Plan from 1,456,443 shares 4,949,832 shares			N/A
9. To approve the acquisition of the Gansu property in China		N/A	
10. To approve the acquisition of the Qinghai property in China		N/A	
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	
12.			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

82-1756

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote